Exhibit 99.3

[GRAPHIC OMITTED]                                              [GRAPHIC OMITTED]




                           DECLARATION AND PAYMENT OF
                        INTEREST ON SHAREHOLDERS' EQUITY


(RIO DE JANEIRO, JUNE 20, 2005) - ARACRUZ CELULOSE S.A. (NYSE: ARA) hereby informs the American Depositary shareholders of Aracruz Celulose S.A. ("the Company") that the Executive Board of the Company, exercising the powers granted by the Board of Directors, in accordance with the decision taken in the meeting held on April 19, 2005, has today approved the declaration and payment of Interest on Shareholders' Equity to the total amount of R$28,000,000.00 (Twenty eight million reais). This Interest on Shareholders' Equity shall be attributed to the minimum compulsory dividend relating to the fiscal year 2005, and the individual declaration to the shareholders shall be made pursuant to the equity holdings at the close of the Sao Paulo stock market on June 27, 2004 ("Brazilian Record Date").

The amount to be declared and paid as Interest on Shareholders' Equity shall be as follows:


Each American Depositary Share, representing 10 preferred shares of class"B", shall be entitled to the gross amount of R$0.2830175987. Due to the current floating exchange rate, the Company cannot predict any specific exchange rate for the conversion of the amount to be paid into U.S. Dollars at the time of payment thereof.


1 - The amounts declared as Interest on Shareholders' Equity are subject to 15%
    Withholding Tax,

2 - The payment of Interest on Shareholders' Equity will be made by JPMorgan
    Chase Bank, the Depositary, from July 20, 2005 to holders of record as of June 30, 2005.



   FOR FURTHER INFORMATION, PLEASE CONTACT OUR INVESTOR RELATIONS DEPARTMENT:

                            PHONE: (55-21) 3820 8131
                             FAX: (55-21) 3820 8275
                         E-MAIL: invest@aracruz.com.br